This document was originally filed on 9/1/94.  However, the Subject-
Company and Filer tags in the header were inadvertently switched. This filing is an exact copy of the document filed on 9/1/94 except for the corrected information in the header.



                           UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                          (Amendment No. 6)


                      Triarc Companies, Inc.
               (formerly known as DWG Corporation)
                         (Name of Issuer)

         Class A Common Stock, Par Value $.10 per share
                 (Title of Class of Securities)

                            895927 10 1
                          (CUSIP Number)


                           Peter W. May
                     c/o Triarc Companies, Inc.
                         900 Third Avenue
                       New York, N.Y. 10022
                     Tel. No.:  (212) 230-3000
               (Name, Address and Telephone Number of
                Person Authorized to Receive Notices
                         and Communications)


                           July 12, 1994
                 (Date of Event which Requires Filing
                         of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D
CUSIP No.  895927 10 1                           Page    2   of      Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DWG ACQUISITION GROUP, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                     (b)


3    SEC USE ONLY

4    SOURCE OF FUNDS

          See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


    NUMBER OF                 7    SOLE VOTING POWER
     SHARES                              -0- (See Item 5)
BENEFICIALLY OWNED
 BY EACH REPORTING            8    SHARED VOTING POWER
     PERSON                        5,982,867 (See Item 5)
      WITH
                              9    SOLE DISPOSITIVE POWER
                                          -0- (See Item 5)

                             10    SHARED DISPOSITIVE POWER
                                   5,982,867  (See Item 5)


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,982,867  (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.9%  (See Item 5)

14   TYPE OF REPORTING PERSON
          PN

                              SCHEDULE 13D
CUSIP No.  895927 10 1                            Page    3   of      Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            NELSON PELTZ

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

          See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                           7   SOLE VOTING POWER
                                      200,100 (See Item 5)
     NUMBER OF
      SHARES               8   SHARED VOTING POWER
BENEFICIALLY OWNED                    5,982,867 (See Item 5)
 BY EACH REPORTING
      PERSON               9   SOLE DISPOSITIVE POWER
       WITH                           200,100 (See Item 5)

                          10   SHARED DISPOSITIVE POWER
                                      5,982,867 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,182,967  (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.5%  (See Item 5)

14   TYPE OF REPORTING PERSON

          IN

                            SCHEDULE 13D
CUSIP No.  895927 10 1                          Page    4   of       Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PETER W. MAY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

          See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



   NUMBER OF            7      SOLE VOTING POWER
    SHARES                           133,333 (See Item 5)
BENEFICIALLY OWNED
 BY EACH REPORTING      8      SHARED VOTING POWER
    PERSON                           5,982,867 (See Item 5)
     WITH
                        9      SOLE DISPOSITIVE POWER
                                     133,333  (See Item 5)

                       10      SHARED VOTING POWER
                                     5,982,867 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,116,200  (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.3%  (See Item 5)

14   TYPE OF REPORTING PERSON

          IN

CUSIP NO.: 895927 10 1                                              Page 5

             AMENDMENT NO. 6 TO SCHEDULE 13D

          This Amendment No. 6 amends and restates in its entirety the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended by Amendment No. 1 dated January 7, 1993 and Amendment No. 2 dated January 28, 1993, as amended and restated by the Amended and Restated
Schedule 13D dated March 22, 1993, and as amended by Amendment No. 4 dated May 3, 1993 and Amendment No. 5 dated May 21, 1993 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock (formerly Common Stock), par value $.10 per share (the "Common Stock"), of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company").

Item 1.   Security and Issuer.

          The security to which this Statement relates is the Common Stock. The Company's principal executive office is located at 900 Third Avenue, New York, New York 10022.
Pursuant to a Stock Purchase Agreement (the "Stock Purchase
Agreement") dated as of October 1, 1992 among DWG
Acquisition Group, L.P. (the "Purchaser"), Victor Posner
("Posner"), Victor Posner Trust No. 20 ("Posner Trust") and
Security Management Corp. ("Security Management" and, together with Posner and the Posner Trust, the "Sellers"),

CUSIP NO.: 895927 10 1                                              Page 6

the Purchaser purchased (the "Acquisition") an aggregate of 5,982,867 shares of Common Stock (the "Shares") from the
Sellers. All of the conditions to the consummation of the transactions contemplated by the Stock Purchase Agreement were satisfied or waived on or prior to April 23, 1993 and the transactions contemplated by the Stock Purchase
Agreement were consummated (the "Closing") on April 23,
1993.

Item 2.   Identity and Background.

          (a), (b), (c) and (f). This Statement is being filed by the Purchaser, a Delaware limited partnership, Nelson Peltz, a general partner of the Purchaser ("Peltz"), and Peter W. May, a general partner of the Purchaser ("May") (the Purchaser and Messrs. Peltz and May are referred to collectively herein as the "Reporting Persons"). The principal business of the Purchaser is to acquire and hold securities of the Company.

     The Partnership Agreement

          Messrs. Peltz and May, as general partners and limited partners of the Purchaser, entered into the Agreement of Limited Partnership of the Purchaser dated as of September 25, 1992, as amended (the "Partnership Agreement"). The descriptions of the provisions of the Partnership Agreement contained herein are qualified in their entirety by the actual terms of such Agreement, a copy of which is filed as Exhibits 4 and 9 and is incorporated

CUSIP NO: 895927 10 1                                               Page 7

herein by reference. Pursuant to the Partnership Agreement, the Purchaser will dissolve on September 25, 2011, or at such earlier time as (i) either general partner shall determine in writing, (ii) the Purchaser sells or otherwise disposes of its interest in all or substantially all of its properties, (iii) an event of withdrawal of any of the general partners has occurred under the Delaware Revised Uniform Limited Partnership Act (the "Act") (unless the remaining general partner(s) elect to continue the Purchaser) or (iv) an entry of a decree of judicial dissolution has occurred under the Act. The Partnership Agreement provides that the Purchaser's profits and losses will be allocated in proportion to the capital contributions of the partners. No partner may transfer any interest in the Purchaser without the unanimous written consent of the general partners. All acts and decisions of the Purchaser, with certain limited exceptions, require the approval of both general partners. Pursuant to the Partnership Agreement, the general partners may admit additional limited partners to the Purchaser.
          The business address of Messrs. Peltz and May is c/o the Company, 900 Third Avenue, New York, New York 10022. The address of the principal business and the office of the Purchaser is 1201 North Market Street, Wilmington, Delaware 19801. Messrs. Peltz and May are investors and are citizens of the United States. On April 23, 1993, Messrs. Peltz and

CUSIP NO: 895927 10 1                                               Page 8

May were elected directors of the Company. See Item 4, "Changes in the Board of Directors and Management," below. On April 24, 1993, Mr. Peltz was elected Chairman and Chief Executive Officer and Mr. May was elected President and Chief Operating Officer, of the Company.
          (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or adminis-trative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The aggregate purchase price (the "Purchase
Price") for the Shares was $71,794,404. Mr. Peltz con-tributed two-thirds of the Purchase Price to the Purchaser and Mr. May contributed one-third of the Purchase Price to the Purchaser. Of such funds, approximately $26.8 million of the amount contributed by Mr. Peltz and approximately $14.3 million of the amount contributed by Mr. May was made available to Messrs. Peltz and May through certain loans (the "Citibank Loans") made in the ordinary course of business by Citibank, N.A ("Citibank"). Approximately $21.1

CUSIP NO: 895927 10 1                                               Page 9

million of the amount contributed by Mr. Peltz and approxi-mately $1.7 million of the amount contributed by Mr. May was made available to Messrs. Peltz and May through certain loans (the "Republic Loans") made in the ordinary course of business by Republic National Bank of New York ("Republic"). The remaining approximately $7.9 million of the Purchase Price was contributed to the Purchaser by Mr. May from his personal funds.
          The Citibank Loans are demand loans bearing interest at such bank's base rate and are secured by certain assets of Messrs. Peltz and May (other than the Shares and their partnership interests in the Purchaser). As noted in
Item 6, subsequent to the date of the Citibank Loans, the Purchaser delivered certain Shares on behalf of Messrs. Peltz and May to replace certain collateral originally pledged to secure the Citibank Loans. The loan documentation in connection with the Citibank Loans contains standard default and similar provisions. The documents evi-dencing the Citibank Loans are filed as Exhibit 10 hereto and are incorporated herein by reference.
          The Republic Loans are revolving loans bearing interest at either such bank's reference rate or a rate based upon the London interbank market rate and are secured by certain assets of Messrs. Peltz and May (other than the Shares and their partnership interests in the Purchaser). The loan documentation in connection with the Republic Loans

CUSIP NO: 895927 10 1                                              Page 10

contains standard default and similar provisions. The documents evidencing the Republic Loans are filed as
Exhibit 11 hereto and are incorporated herein by reference. On April 30, 1993, Mr. May purchased as a gift for a minor child of Mr. Peltz in an open market purchase an additional 100 shares of Common Stock at a price of $19.00 per share. Mr. Peltz disclaims beneficial ownership of such shares.
          The balance of the shares of stock beneficially owned by each of Messrs. Peltz and May consist of options to purchase shares of Common Stock which are exercisable within 60 days awarded to Messrs. Peltz and May pursuant to the Company's 1993 Equity Participation Plan.

Item 4.   Purpose of Transaction.

     Introduction

          The Purchaser purchased the Shares for the purpose of acquiring a significant equity investment in the Company. The Purchaser will continuously evaluate its ownership of the Shares and the Company's business and industry. Depending on market conditions and other factors that it may deem material to its investment decision, any of the Reporting Persons may from time to time acquire shares of Common Stock in addition to the Shares, either in the open market or in privately negotiated transactions, or may dispose of all or a portion of the Shares or any additional shares of Common Stock that such Reporting Person hereafter

CUSIP NO: 895927 10 1                                              Page 11

may acquire. As a result of the Reporting Persons' stock ownership and Board representation in the Company and the executive positions that are held by Messrs. Peltz and May and certain of their associates with the Company (as more fully described below), the Reporting Persons are in a position to influence the management and policies of the Company. Accordingly, the Reporting Persons should not be considered to be passive investors.

     The Acquisition and the Exchange

          On October 1, 1992, the Purchaser and the Sellers entered into the Stock Purchase Agreement. The descriptions of the provisions of the Stock Purchase Agreement contained herein are qualified in their entirety by the actual terms of such Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.
          As a result of the Closing, the Purchaser owned 5,982,867 shares of Common Stock, representing approximately 24.9% of the outstanding shares of the Common Stock as of April 25, 1994 (based on the Company's Proxy Statement for the Annual Meeting of Shareholders held on June 9, 1994). See Item 5 for additional information concerning the Reporting Persons' percentage ownership.

     Certain Conditions to the Acquisition

          The consummation of the transactions contemplated by the Stock Purchase Agreement was subject to the satisfac-tion of certain conditions (unless waived as provided in the

CUSIP NO: 895927 10 1                                              Page 12

Stock Purchase Agreement). Certain of the more significant of these conditions included: (1) the consummation by the Company of an exchange (the "Exchange") of the balance of the shares of Common Stock beneficially owned by the Sellers (after giving effect to the sale of the Shares to the Purchaser contemplated by the Stock Purchase Agreement) for 5,982,866 shares of newly-created non-voting redeemable convertible preferred stock (the "Convertible Preferred Stock") of the Company (the proposed material terms of which (including certain proposed arrangements concerning voting trust arrangements, conversion and transfer) are summarized on Schedule 6 to the Stock Purchase Agreement and are incor-porated herein by reference) pursuant to the terms of the Exchange Agreement dated as of October 1, 1992 between the Company and Security Management (the "Exchange Agreement"), a copy of which is filed as Exhibit 2 hereto and incor-porated herein by reference, (2) the refinancing of certain indebtedness of the Company and its subsidiaries on signifi-cantly improved terms and conditions (as described below),
(3) the resolution of certain financial matters between the Company and its subsidiaries and the Sellers and certain of their affiliates, including the purchase by the Company of certain minority share interests (see Schedule 8 to the Stock Purchase Agreement) of Victor Posner and certain corporations which may be deemed to be affiliates of Victor Posner and certain subsidiaries of the Company (the

CUSIP NO: 895927 10 1                                              Page 13

"Minority Share Acquisitions"), (4) the entering into of a Modification of Stipulation of Settlement (the "Modification"), as described below, which provides for, among other things, the Company having given to certain current and former directors of the Company, including Victor Posner, a release with respect to claims that have been or could have been asserted by or on behalf of the Company against such persons arising out of a certain stipulation of settlement and the orders of the District Court (as hereinafter defined) approving, interpreting or otherwise addressing the same, and an indemnity with respect to any litigation or claims by any shareholder of the Company against such individuals arising out of such stipulation or such orders including indemnification for damages, if any, and reasonable attorneys' fees as incurred to the fullest extent permitted by Ohio law, and (5) certain amendments of the Articles of Incorporation of the Company (the "Amendments") as set forth below. It was a requirement that the conditions to Closing be satisfied (or waived) on or prior to April 30, 1993 (unless such date was extended by agreement of the parties).
          As described above, it was also a condition to the Closing that certain financial and other matters between the Company and its subsidiaries, on the one hand, and the Sellers and certain of their affiliates, on the other hand, be resolved, including: (a) the modification of the lease

CUSIP NO: 895927 10 1                                              Page 14

between the Company and Victor Posner Trust No. 6 (the "Lease Modification") with respect to the Company's headquarters and the forgiveness of certain past due rent and late charges owed in connection therewith (the material terms of the Lease Modification are set forth in Schedule 6 to the Stock Purchase Agreement; for additional information concerning the Lease Modification, see the Company's proxy statement (the "Proxy Statement") sent to shareholders in connection with the meeting of the Company's shareholders held to approve the Amendments), (b) the termination of employment, consulting and other similar arrangements between the Company and certain persons other than Victor Posner (the Purchaser advised the Sellers that it had agreed to waive this condition as a Closing condition), (c) the resignation of Victor Posner as a director and officer of the Company and its subsidiaries, and (d) the Minority Share Acquisitions.
          The Closing was further subject to the conditions that certain proceedings (the "Proceedings") pending in the United States District Court for the Northern District of Ohio, Eastern Division (the "District Court") be dismissed with prejudice, that the Modification with respect to such proceedings shall have been entered into and the District Court shall have entered an order and final judgment approving the Modification and providing for the items set forth on Schedule 7 to the Stock Purchase Agreement.

CUSIP NO: 895927 10 1                                              Page 15

          These conditions were satisfied by the issuance of an Order and Final Judgment of Dismissal and Final Order and Judgment, each dated April 21, 1993. On April 26, 1993, the District Court held a hearing confirming the occurrence of all conditions preceding the Closing and the fact of the Closing by the Purchaser.
          It was also a condition to the Closing (which was satisfied on April 23, 1993) that the Company and the Purchaser enter into a registration rights agreement pursuant to which the Company granted to the Purchaser (a) the right to require the Company on two occasions to file a registration statement to register any or all of the Shares under the Securities Act of 1933, as amended (the "1933 Act"), and (b) subject to certain proration provisions contained in any other registration rights agreements to which the Company is a party with respect to the demand registration rights of the parties to such agreements, the right to have any or all of the Shares included in any or all of the registration statements filed by the Company under the 1933 Act with respect to its securities (other than a registration statement on Form S-4, Form S-8 or any successor form).
          Immediately prior to the Closing (in satisfaction of a condition to the Closing), the Board of Directors of the Company was reconstituted to consist of the following 13 persons: Harold E. Kelley, Richard M. Kerger, Daniel R.

CUSIP NO: 895927 10 1                                              Page 16

McCarthy, William L. Pallot, Thomas A. Prendergast, Messrs. Peltz and May, Leon Kalvaria, Irving Mitchell Felt, Russell
A. Boyle, H. Douglas Kingsmore, Martin Rosen and Stephen S. Weisglass. In addition, Steven Posner resigned as a director of the Company effective upon the Closing. As required by the Stock Purchase Agreement, immediately prior to the Closing, Victor Posner resigned as Chairman of the Board, President and Chief Executive Officer and a director of the Company and as an officer and director of the Company's subsidiaries. Since the Closing, the Company has held two annual meetings of shareholders. Messrs. Pallot, Prendergast, Boyle, Kingsmore, Rosen and Weisglass no longer serve as directors of the Company.

     Certain Other Provisions

          As described above, pursuant to the Stock Purchase Agreement the Sellers sold to the Purchaser one-half of the shares of Common Stock owned by the Sellers and pursuant to the Exchange Agreement, the Sellers exchanged the remaining one-half of the shares of Common Stock owned by them for shares of Convertible Preferred Stock. Such holdings constituted all of the equity securities of the Company owned by the Sellers. The Stock Purchase Agreement also provided, among other things, that (i) subject to certain exceptions, the Purchaser will not, for a period of five years after the date of the Closing (the "Closing Date"), sell, assign or otherwise transfer any of the Shares to a

CUSIP NO: 895927 10 1                                              Page 17

third party not affiliated with the Purchaser unless the Sellers are afforded the opportunity to sell certain of their shares of Convertible Preferred Stock (or common stock into which such Convertible Preferred Stock is converted) to such third party, (ii) after the Closing and as long as the Sellers and their affiliates, in the aggregate, are beneficial owners of equity securities of the Company representing or convertible into more than one-half of one percent of the issued and outstanding common stock of the Company, the Purchaser (a) will not vote its shares in favor of a director (other than Harold E. Kelley, Richard M. Kerger and Daniel R. McCarthy (the "New Directors")) who knowingly causes the Company to breach or vote in favor of any action that would constitute a breach of the Company's obligations under certain transactions to be entered into between the Sellers and their affiliates, on the one hand, and the Company and its affiliates, on the other hand,
(b) will, in the event certain specified directors cease to be directors of the Company, vote its shares in favor of any appropriate person nominated by Steven Posner (other than Victor Posner or certain of his family members) to fill such vacancy and (c) from the Closing Date until the earlier of
(x) the fifth anniversary of the Closing Date and (y) the date on which Security Management ceases to own more than 50% of the Convertible Preferred Stock issued to it in exchange for its remaining shares of Common Stock (or the

CUSIP NO: 895927 10 1                                              Page 18

common stock of the Company that such Convertible Preferred Stock may be converted into), will, in the event certain other specified directors cease to be directors of the Company, vote its shares to fill such vacancy in favor of any person (other than Victor Posner or certain of his family members) acceptable to both the Purchaser and Steven Posner, (iii) Victor Posner will cease to be a director and officer of the Company and its subsidiaries and the Purchaser will at no time under any circumstances vote for the election of Victor Posner as a director of the Company, and Victor Posner will not accept any votes so cast for him,
(iv) the Sellers will not, and will use their best efforts not to permit the Company or its subsidiaries to, directly or indirectly, solicit, seek, offer to effect, negotiate, enter into or consummate any agreements (other than the Stock Purchase Agreement) with any other person with respect to (a) the sale, assignment, transfer or other disposition of any of the Shares or other equity securities of the Company or its subsidiaries beneficially owned by the Sellers, (b) the sale, assignment, transfer or other disposition of the Company's or its subsidiaries' assets or business or any substantial part thereof, or (c) any issuance or sale of the Company's or its subsidiaries' equity securities, (v) prior to the Closing Date, the Sellers will not, without the prior written consent of the Purchaser, sell, assign, transfer, exchange or otherwise

CUSIP NO: 895927 10 1                                              Page 19

dispose of, or grant any option with respect to, the Shares or enter into an agreement for any of the foregoing,
(vi) subject to certain exceptions, for a period of seven years after the Closing Date, the Sellers and their affiliates will not acquire, directly or indirectly, record or beneficial ownership of any capital stock or other securities of the Company or its subsidiaries or affiliates, solicit proxies with respect to any capital stock or other securities of the Company or its subsidiaries or affiliates, become a participant in any election contest relating to the election of directors of the Company or its subsidiaries or affiliates or initiate or solicit shareholders of the Company or its subsidiaries or affiliates for the approval of any shareholder proposal, engage in a tender offer or exchange offer for capital stock or other securities of the Company or its subsidiaries or affiliates, take any action to obtain or change the control of the Company or its sub-sidiaries or affiliates or seek to control the management, Board of Directors or policies of the Company or its subsidiaries or affiliates, (vii) on the Closing Date, the Board of Directors of the Company will be comprised of the persons set forth on Schedule 9 to the Stock Purchase Agreement (for more information concerning the reconstitution of the Board of Directors, see "Changes in the Board of Directors and Management," below), (viii) the Articles of Incorporation of the Company will be amended

CUSIP NO: 895927 10 1                                              Page 20

(a) to create two classes of common stock, Class A Common Stock and Class B Common Stock, to reclassify the Common Stock into Class A Common Stock and to increase the authorized number of shares of Class A Common Stock, (b) to create a new class of convertible preferred stock to be issued to Security Management in connection with the Exchange which will be convertible into Class A Common Stock or Class B Common Stock of the Company under certain conditions, (c) to create blank check preferred stock in accordance with Ohio law, (d) to eliminate cumulative voting and (e) to opt out of Section 1707.043 of the Ohio Revised Code relating to recapture of profits realized from the disposition of stock within 18 months after a proposal to acquire control of a corporation and (ix) the Company will purchase or will cause its subsidiaries to purchase the minority share interests of certain subsidiaries of the Company owned by the Sellers or their affiliates on substantially the terms set forth in Schedule 8 to the Stock Purchase Agreement.
          Prior to the Closing, the Articles of
Incorporation of the Company were amended (and corresponding changes made to the Company's Code of Regulations) to provide for the items set forth in clause (viii) of the immediately preceding paragraph.

CUSIP NO: 895927 10 1                                              Page 21

     The DWG Agreement

          Concurrently with the execution of the Stock
Purchase Agreement, the Company entered into an agreement with the Purchaser, a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference (the "DWG Agreement"), pursuant to which the Company agreed, among other things, (i) not to, directly or indirectly, solicit, seek, offer to effect, negotiate, enter into or consummate any agreements with respect to any issuance or sale of the Company's (or any of its subsidiaries') equity securities, with certain permitted exceptions and (ii) to reimburse the Purchaser for its reasonable expenses incurred in connection with the Exchange, the Lease Modification, the Minority Share Acquisitions, the Modification, the Refinancing (as defined below), the reconstitution of the Company's Board of Directors, the offering of employment to Steven Posner and the amendments to the Company's Articles of Incorporation described above.

     Refinancing of Indebtedness

          As set forth above, it was a condition to the Closing that on or prior to the Closing Date, certain indebtedness of the Company and its subsidiaries be refinanced (the "Refinancing") on significantly improved terms and conditions. As part of the Refinancing, Royal
Crown Corporation, now known as RC/Arby's Corporation
("RC/Arby's"), a subsidiary of the Company, entered into a

CUSIP NO: 895927 10 1                                              Page 22

commitment letter with DLJ Investment, Inc., an affiliate of Donaldson, Lufkin & Jenrette ("DLJ"), and Merrill Lynch & Co. Incorporated ("Merrill Lynch") pursuant to which they or their affiliates committed to purchase in a private placement an aggregate of $225 million principal amount of senior secured notes of RC/Arby's, subject to the terms and conditions set forth in such letter. In addition, Graniteville Company ("Graniteville"), an indirect subsidiary of the Company, entered into a commitment letter with The CIT Group/Commercial Services, Inc. ("CIT") pursuant to which CIT committed to underwrite a $180 million senior secured credit facility, subject to the terms and conditions set forth in such letter. See the Proxy Statement for additional information concerning the terms of the Refinancing. Prior to the Closing, the Refinancing was consummated on substantially the terms set forth in the above-mentioned commitment letters.

     Equity Offering

          In connection with the Closing, the Company issued and sold (the "Equity Offering"), for an aggregate price of $10 million, shares of Common Stock to DLJ Capital Corporation and Merrill Lynch and related investors (collectively, the "DLJ/Merrill Lynch Investors") at a price of $12.00 per share. Such issuances and sales were conditioned upon, among other things, the Closing and the consummation of the Refinancing. However, the consummation

CUSIP NO:895927 10 1                                               Page 23

of the Equity Offering was not a condition to the Closing or the consummation of the Refinancing. See the Proxy Statement for more information regarding the Equity Offering.
          In connection with the issuance of shares of Common Stock to the DLJ/Merrill Lynch Investors, the Company and the DLJ/Merrill Lynch Investors entered into registration rights agreements granting to the DLJ/Merrill Lynch Investors certain "demand" and "piggyback" registration rights with respect to the registration of such shares under the 1933 Act and that the Company will have a right of first refusal in connection with any proposed disposition of the Company's shares by the DLJ/Merrill Lynch Investors.
          Following the consummation of the SEPSCO
Transaction (as defined below), Graniteville became an indirect wholly owned subsidiary of the Company (Graniteville was previously owned 51% by the Company with the Company owning the remaining 49% through its controlling interest in Southeastern Public Service Company ("SEPSCO")).

     Changes in the Board of Directors and Management

          As described above, the Board of Directors of the Company was reconstituted and Victor Posner resigned as Chairman of the Board, President and Chief Executive Officer and a director of the Company and as an officer and director of the Company's subsidiaries. In addition, Steven Posner,

CUSIP NO: 895927 10 1                                              Page 24

formerly Vice Chairman and a director of the Company, resigned from such positions and as an officer and director of the Company's subsidiaries.
          On January 25, 1993, Steven Posner sent a letter to the Purchaser, a copy of which is filed as Exhibit 7 hereto and which is incorporated herein by reference, in which Steven Posner acknowledged that he had been offered and rejected the employment agreement referred to in the Stock Purchase Agreement and stated that he was resigning as a Director and Vice Chairman of the Company and as an officer and director of the Company's subsidiaries, effec-tive upon the Closing. Steven Posner's decision not to accept such employment was conditioned, in part, on his being offered a five-year consulting agreement (the "Consulting Agreement") with the Company providing for an initial payment of $1,000,000 at the commencement of the term of such agreement (reflecting Steven Posner's services in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement and the Refinancing) and an annual consulting fee of $1,000,000 per annum, and containing such other terms and conditions as set forth on Exhibit 7 hereto. The Reporting Persons were advised that the Chairman of the Special Committee of the Company's Board of Directors approved such terms and conditions of the Consulting Agreement as well as a bonus of $700,000 for past services to the Company. Immediately

CUSIP NO: 895927 10 1                                              Page 25

after the Closing, the Company wrote off the total amount of such payments (on a present value basis) to be made by the Company under the Consulting Agreement. Steven Posner entered into the Consulting Agreement on substantially the terms and conditions described above.
          Messrs. Peltz and May were elected to the positions of Chairman and Chief Executive Officer of the Company and President and Chief Operating Officer of the Company, respectively, following the Closing and Leon Kalvaria, Vice Chairman of Trian Group, Limited Partnership ("Trian"), an affiliate of the Reporting Persons, was elected a Vice Chairman of the Company. In addition, other persons who were formerly officers and employees of Trian and certain of its affiliates have been elected officers of and/or are now employed by the Company and its subsidiaries and are no longer officers and employees of Trian.
          Following the Closing, the position of President and Chief Executive Officer was filled at each of Arby's, Inc. ("Arby's"), Royal Crown Cola Co. ("RC Cola"), National Propane Corporation ("National Propane") and Graniteville, subsidiaries of the Company, by the following persons:
Donald L. Pierce, John C. Carson, Ronald D. Paliughi and
H. Douglas Kingsmore, respectively.
          New executive management has developed a business strategy intended to address the Company's past inability to attract strong operating management, lack of focused

CUSIP NO: 895927 10 1                                              Page 26

advertising and marketing programs, and failure to make sufficient investments in capital projects. The key elements of this business strategy include (i) focusing the Company's resources on the four core businesses - soft drink, fast food, textiles and liquefied petroleum gas,
(ii) building strong operating management teams for each of the core businesses, and permitting each of these teams to operate in a newly decentralized environment, (iii) providing strategic leadership and financial resources to enable the management teams to develop and implement specific, growth-oriented business plans and (iv) rationalizing the Company's organizational structure by eliminating minority interests and settling previously outstanding shareholder litigation.
          The new chief executive officers of the Company's four core businesses, three of whom came from outside the Company, have developed and begun to implement individual plans focused on increasing revenues and improving operating efficiency. In addition, the Company expects to undertake, and is actively pursuing, acquisitions and business combinations to augment the four core businesses and dispositions of the non-core businesses. The implementation of the Company's business strategy is expected to result in significant increases in expenditures for, among other things, capital projects and acquisitions and, over time, marketing and advertising. To provide liquidity to finance

CUSIP NO: 895927 10 1                                              Page 27

these expenditures and to reduce interest costs, the Company refinanced a significant portion of its high cost debt during 1993.

     Settlement of Certain Legal Proceedings

          The Proceedings

          As provided above, it was a condition to the Closing that the Modification be entered into and that the District Court shall have entered an order and final judg-ment approving the Modification. The Modification was executed by all of the parties to the Proceedings and a pre-liminary order approving the Modification was issued by the District Court on February 19, 1993. A hearing was held by the District Court on March 22, 1993 concerning the "fairness" of the Modification and prior to the Closing, the District Court entered an Order and Final Judgment of Dismissal and Final Order and Judgment approving the Modification on April 21, 1993. On April 26, 1993, the District Court held a hearing confirming the occurrence of all conditions preceding the Closing and the fact of the Closing by the Purchaser. See the Proxy Statement for more information concerning the Modification.
          In connection with the Modification, the Purchaser and Messrs. Peltz and May entered into an Undertaking and Agreement, dated February 9, 1993 (the "Undertaking"), a copy of which is filed as Exhibit 8 hereto and is incorporated herein by reference. Pursuant to the terms of

CUSIP NO: 895927 10 1                                              Page 28

the Undertaking, the Reporting Persons agreed to be bound by certain provisions of the Modification, including (a) never to vote any shares of the Company owned or controlled by the Purchaser for the election of Victor Posner as a director of the Company, (b) causing any slate of directors of the Com-pany directly or indirectly proposed or recommended by the Purchaser during the Effective Period (defined in the Modification as the period commencing February 12, 1991 and terminating on the earliest of (i) five years from the date of the closing of the transactions contemplated by the Stock Purchase Agreement, (ii) the date on which Victor Posner (and his affiliates) ceases to own Common Stock or convert-ible securities of the Company equal in the aggregate to more than 5.0% of the issued and outstanding Common Stock and (iii) the date on which the shares of common stock of the Company cease to be publicly held) to include the New Directors, (c) with respect to the special meeting in lieu of the 1992 Annual Meeting of Shareholders of the Company (the "1992 Special Meeting"), to cause the slate of directors to include William Pallot and Thomas Prendergast,
(d) during the Effective Period, subject to the Purchaser's absolute right to vote the minimum number of shares neces-sary to accomplish the election of Messrs. Peltz, May and Kalvaria and Mr. Irving Mitchell Felt, or their successors, to cast any other votes available to it for the election of the New Directors, and with respect to the 1992 Special

CUSIP NO: 895927 10 1                                              Page 29

Meeting, for Messrs. Pallot and Prendergast (if the shares of common stock of the Company are subject to cumulative voting, the Purchaser is obligated to cumulate its votes and to vote as described in this clause (d)), (e) not to consent to the amendment or waiver of certain conditions to closing contained in the Stock Purchase Agreement without the prior written approval of the New Directors, and (f) not to amend certain covenants and agreements contained in the Stock Purchase Agreement without the prior written approval of the New Directors.

          The Ehrman Litigation

          Pursuant to the terms of a memorandum of understanding (the "Memorandum of Understanding") dated January 21, 1993 entered into by the Purchaser and the plaintiff in an action (the "Ehrman Litigation") brought derivatively on behalf of SEPSCO against, among others, the Company, the Purchaser agreed to use its best efforts to cause the Company to settle such action. A copy of such memorandum of understanding is filed as Exhibit 6 hereto and incorporated herein by reference. Following the Closing, the Board of Directors of the Company approved the terms of the proposed settlement set forth in the Memorandum of Understanding and the settlement was consummated on April 14, 1994. Pursuant to the settlement, on such date a wholly-owned subsidiary of the Company was merged into SEPSCO (the "SEPSCO Transaction"). Each holder of common

CUSIP NO: 895927 10 1                                              Page 30

stock of SEPSCO other than the Company or its subsidiaries received in exchange for each share of common stock of SEPSCO .8 of a share of Common Stock of the Company, and the SEPSCO common stock was delisted from the Pacific Stock Exchange and was terminated from registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. This resulted in the issuance of 2,691,822 shares of Common Stock. As a result of the SEPSCO Transaction, SEPSCO became a wholly-owned subsidiary of the Company.
          Accordingly, following the consummation of the transactions contemplated by the Stock Purchase Agreement and after the consummation of the Minority Share Acquisi-tions and the restructuring and the settlement of the Ehrman Litigation (each, as referred to above), the Company owns 100% of the stock of CFC Holdings Corp. ("CFC Holdings") (approximately 94.6% was owned by the Company and 5.4% by SEPSCO), SEPSCO and Graniteville. In addition, the Company owns approximately 59% of the stock of Wilson Brothers (approximately 54% was owned by the Company and 5% by Victor Posner). CFC Holdings continues to hold 100% of the outstanding stock of Chesapeake Insurance Company Limited and RC/Arby's. RC/Arby's continues to own 100% of the out-standing stock of Arby's and RC Cola.

     Miscellaneous

          The Proxy Statement contained pro forma condensed balance sheets and consolidated statements of operations of

CUSIP NO: 895927 10 1                                              Page 31

the Company and its subsidiaries which reflect the financial effect of the transactions contemplated by the Stock Purchase Agreement, the Exchange Agreement, the DWG Agreement, the Modification, the Lease Modification, the agreements for the Minority Share Acquisitions, the Memorandum of Understanding, the Consulting Agreement and the Equity Offering.
          Since the execution of the Stock Purchase Agree-ment, the Purchaser and Messrs. Peltz and May, and certain of their affiliates, have had numerous discussions with management of the Company to develop a better understanding of the Company and its businesses and to assist the Company, RC/Arby's and Graniteville in connection with the Refinanc-ing. As a result of this process, the Purchaser and Messrs. Peltz and May have considered the plans and proposals described above in this Item 4.
          Messrs. Peltz and May have guaranteed a loan in the amount of $175,000 made to Steven Posner by an unaffili-ated commercial banking institution.
          Except as described in the Stock Purchase Agree-ment, the Exchange Agreement, the DWG Agreement or the Part-nership Agreement or as set forth above in this Item 4, no Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extra-

CUSIP NO: 895927 10 1                                              Page 32

ordinary corporate transaction such as a merger, reorganiza-tion or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities associ-ation; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) through (c). As a result of the Acquisition, the Purchaser beneficially owns 5,982,867 shares of Common
Stock, representing approximately 24.9% of the outstanding shares of Common Stock as of April 25, 1994 (based on the

CUSIP NO: 895927 10 1                                              Page 33

Company's Proxy Statement for the Annual Meeting of Shareholders held on June 9, 1994).
          By virtue of their positions as general partners of the Purchaser, Messrs. Peltz and May may be deemed to own beneficially the 5,982,867 shares of Common Stock owned of record by the Purchaser. In such capacity, Messrs. Peltz and May may be deemed to share voting and dispositive power with the Purchaser and with each other with respect to such shares of Common Stock.
          On April 30, 1993, Mr. May purchased as a gift for a minor child of Mr. Peltz in an open market purchase an additional 100 shares of DWG Common Stock at a price of $19.00 per share. Mr. Peltz disclaims beneficial ownership of such shares.
          In addition to the foregoing, Messrs. Peltz and May beneficially own 200,000 and 133,333 shares of Common Stock, respectively, representing stock options that may be exercised within 60 days. As a result, Messrs. Peltz and May may be deemed to beneficially own an aggregate of 6,182,967 and 6,116,200 shares of Common Stock, respectively, representing approximately 25.5% and 25.3%, respectively, of the outstanding shares of Common Stock (based on the Company's Proxy Statement for the Annual Meeting of Shareholders held on June 9, 1994 plus the shares subject to the stock options that may be exercised by Messrs. Peltz and May, respectively, within 60 days).

CUSIP NO: 895927 10 1                                              Page 34

          On July 12, 1994, Messrs. Peltz and May entered into an agreement (the "Kalvaria Agreement") with Leon Kalvaria, Vice Chairman of the Company, as described in
Item 5(d) below.
          Except as set forth above, no Reporting Person beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preced-ing 60 days.
          As a result of the consummation of the
transactions contemplated by the Stock Purchase Agreement, the Reporting Persons possess shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 5,982,867 shares of Common Stock purchased by the Purchaser from the Sellers pursuant to the Stock Purchase Agreement.
          (d)  On July 12, 1994, Messrs. Peltz and May
entered into the Kalvaria Agreement. The descriptions of the provisions of the Kalvaria Agreement contained herein are qualified in their entirety by the actual terms of such Agreement, a copy of which is filed as Exhibit 14 hereto and is incorporated herein by reference. Pursuant to the Kalvaria Agreement, Messrs. Peltz and May, severally and not jointly, agreed to pay Mr. Kalvaria an amount (a "Deal Bonus") equal to 3-1/3% and 1-2/3%, respectively, of the Net Profit (as defined in the Kalvaria Agreement) realized during the period from the date of the Kalvaria Agreement to

CUSIP NO: 895927 10 1                                              Page 35

the date on which Mr. Kalvaria's employment with the Company is terminated under his employment agreement with the Company (the "Term") by the Purchaser in connection with each sale by the Purchaser of part or all of the Shares.
          The Kalvaria Agreement also provides for certain payments if the Term is terminated because of Mr. Kalvaria's death or disability or if the Term is terminated by the Company for any reason (other than for cause) or by Mr. Kalvaria pursuant to a notice not to extend his employment agreement with the Company or if the Shares are distributed by the Purchaser, in whole or in part, to Messrs. Peltz and May.
          Except as set forth above, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to the Common Stock of the Issuer.

          In connection with the Citibank Loans, the Purchaser agreed to deliver subsequent to the date of the Citibank Loans certain Shares on behalf of Messrs. Peltz and May to replace certain collateral originally pledged to secure such loans. The Purchaser entered into a Pledge and Security Agreement (the "Pledge Agreement"), dated as of

CUSIP NO: 895927 10 1                                              Page 36

April 5, 1993, with Citibank, a copy of which is filed as
Exhibit 12 hereto and incorporated herein by reference, pursuant to which the Purchaser agreed to pledge (the "DWG Pledge") to Citibank, on behalf of Messrs. Peltz and May, an aggregate of 740,000 shares of Common Stock of the Company. On May 6, 1993, the Pledged Shares were pledged in substitution for certain other collateral securing the Citibank Loans, which other collateral was released by Citibank upon delivery of the pledged shares. The Purchaser entered into an Amended and Restated Pledge and Security Agreement (the "Amended and Restated Pledge Agreement"), dated as of July 25, 1994, with Citibank, a copy of which is filed as Exhibit 15 hereto and incorporated herein by reference, pursuant to which the Purchaser agreed to pledge to Citibank, on behalf of Messrs. Peltz and May, an additional 300,000 shares of Common Stock in substitution for and in addition to certain other collateral securing the Citibank Loans. The Pledge Agreement and the Amended and Restated Pledge Agreement contain standard provisions concerning the maturity of the loans and other provisions with respect thereto and with respect to the pledged shares. On May 14, 1993, Messrs. Peltz and May entered into certain loan documentation with respect to certain loans aggregating $24 million (the "Custodial Loans") made in the ordinary course of business to Messrs. Peltz and May by Custodial Trust Company. The Custodial Loans are demand loans bearing

CUSIP NO: 895927 10 1                                              Page 37

interest at the prime rate and are secured by 3,300,000 of the Shares owned by the Purchaser and certain other securities owned by Messrs. Peltz and May (and their spouses) other than the Shares. The loan documentation in connection with the Custodial Loans contains standard provisions concerning the maturity of the loans and other provisions with respect thereto and with respect to the Shares pledged pursuant thereto. The documents evidencing the Custodial Loans are filed as Exhibit 13 hereto and are incorporated herein by reference.
          As described in Item 5(d) above, Messrs. Peltz and May entered into the Kalvaria Agreement with Mr. Kalvaria providing for the payment to Mr. Kalvaria of certain amounts with respect to the sale of the Shares. See Item 5(d).
          Except as described elsewhere in this Statement or as set forth in the Stock Purchase Agreement, the Exchange Agreement, the DWG Agreement, the Partnership Agreement, the Undertaking, the Pledge Agreement, the Kalvaria Agreement or the Amended and Restated Pledge Agreement, copies of which are filed as Exhibits 1, 2, 3, 4, 8, 9, 12, 14 and 15, respectively, hereto, and are incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the Purchaser and Messrs. Peltz and May and between such persons and any person with respect to any securities of the Company,

CUSIP NO: 895927 10 1                                              Page 38

including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantee of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material To Be Filed as Exhibits.

          1.   Stock Purchase Agreement dated as of
October 1, 1992 by and between the Purchaser, Posner, Posner Trust and Security Management.
          2. Exchange Agreement dated as of October 1, 1992 between the Company and Security Management.
          3. Agreement dated as of October 1, 1992 between the Company and the Purchaser.
          4. Agreement of Limited Partnership of the Pur-chaser dated as of September 25, 1992.
          5.   Joint Filing Agreement of the Purchaser,
Peltz and May.
          6.   Memorandum of Understanding, dated
January 21, 1993, by and between the Purchaser and William A. Ehrman, individually and derivatively on behalf of SEPSCO.
          7. Letter dated January 25, 1993 from Steven Posner to the Purchaser (including proposed terms and condi-tions of Consulting Agreement to be entered into between the Company and Steven Posner).

CUSIP NO: 895927 10 1                                              Page 39

          8.  Undertaking and Agreement, dated February 9,
1993, executed by the Purchaser.
          9.  Amendment No. 3 dated as of April 14, 1993 to
Agreement of Limited Partnership of the Purchaser.
          10.  Citibank Loan Documents (Exhibits and
Schedules omitted).
          11.  Republic Loan Documents (Exhibits and
Schedules omitted).
          12. Pledge and Security Agreement, dated as of April 5, 1993, between the Purchaser and Citibank.
          13.  Custodial Loan Documents.
          14.  Agreement, dated May 2, 1994, among Nelson
Peltz, Peter W. May and Leon Kalvaria.
          15.  Amended and Restated Pledge and Security
Agreement, dated as of July 25, 1994, between the Purchaser and Citibank.

CUSIP NO: 895927 10 1                                              Page 40


                             SIGNATURES

               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 1, 1994


                              DWG ACQUISITION GROUP, L.P.


                              By: /s/ Nelson Peltz
                                 ------------------------
                                 Name:   Nelson Peltz
                                 Title:  General Partner


                              By: /s/ Peter W. May
                                 ------------------------
                                 Name:   Peter W. May
                                 Title:  General Partner



                              /s/ Nelson Peltz
                              ---------------------------
                              Nelson Peltz



                              /s/ Peter W. May
                              ---------------------------
                              Peter W. May

CUSIP NO: 895927 10 1                                              Page 41


                        Exhibit Index


Exhibit                   Description                           Page No.


1             Stock Purchase Agreement dated                  Filed with
              as of October 1, 1992 by and                    Original
              between the Purchaser, Posner,                  Statement
              Posner Trust and Security
              Management.

2             Exchange Agreement dated as of                  Filed with
              October 1, 1992 between the                     Original
              Company and Security Management.                Statement

3             Agreement dated as of October 1,                Filed with
              1992 between the Company and the                Original
              Purchaser.                                      Statement

4             Agreement of Limited Partnership                Filed with
              of the Purchaser dated as of                    Original
              September 25, 1992.                             Statement

5             Joint Filing Agreement of the                   Filed with
              Purchaser, Peltz and May.                       Original
                                                              Statement

6             Memorandum of Understanding,                    Filed with
              dated January 21, 1993, by and                  Amendment
              between the Purchaser and                       No. 2
              William A. Ehrman, individually
              and derivatively on behalf of
              SEPSCO.

7             Letter dated January 25, 1993                   Filed with
              from Steven Posner to the                       Amendment
              Purchaser (including proposed                   No. 2
              terms and conditions of
              Consulting Agreement to be
              entered into between the Company
              and Steven Posner).

8             Undertaking and Agreement, dated                Filed with
              February 9, 1993, executed by                   Amendment
              the Purchaser.                                  No. 3

9             Amendment No. 3 dated as of                     Filed with
              April 14, 1993 to Agreement of                  Amendment
              Limited Partnership of the                      No. 4
              Purchaser.

10            Citibank Loan Documents                         Filed with
              (Exhibits and Schedules                         Amendment
              omitted).                                       No. 4

CUSIP NO: 895927 10 1                                              Page 42

Exhibit                  Description                          Page No.


11            Republic Loan Documents                         Filed with
              (Exhibits and Schedules                         Amendment
              omitted).                                       No. 4

12            Pledge and Security Agreement,                  Filed with
              dated as of April 5, 1993,                      Amendment
              between the Purchaser and                       No. 5
              Citibank.

13            Custodial Loan Documents.                       Filed with
                                                              Amendment
                                                              No. 5

14            Agreement, dated May 2, 1994                    Filed
              among Nelson Peltz, Peter W. May                herewith
              and Leon Kalvaria

15            Amended and Restated Pledge and                 Filed
              Security Agreement, dated as of                 herewith
              July 25, 1994 between the
              Purchaser and Citibank.